TAHOE RESOURCES REPORTS STRONG SECOND QUARTER EARNINGS
Provides Production Details and Escobal Update

VANCOUVER, B.C. (August 12, 2014) – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) today reported financial results for the quarter ending June 30, 2014, and provided a production update for its Escobal silver mine in Guatemala.

Tahoe Chief Executive Officer Kevin McArthur said, “The ramp-up and optimization at Escobal were completed as planned during the second quarter. We are very happy with the outstanding team performance at the Escobal mine, and we continue to make great strides towards accomplishing our 2014 goals. In addition to posting strong operating and financial results for the quarter, we have positioned the Company’s balance sheet to reflect a strong cash balance by year-end.”

Highlights for the second quarter of 2014 include (all amounts in U.S. dollars unless otherwise stated):

  Revenue of $104.7 million generated from concentrate sales at operating costs of $48.2 million resulted in earnings from mine operations of $56.5 million.
  Net earnings for the quarter amounted to $36.1 million or $0.25 per share.
  Operating cash flow before changes in working capital was $58.9 million or $0.40 per share.
  Silver production amounted to 5.8 million ounces at a total cash cost of $5.65 per ounce and an all-in sustaining cost of $8.04 per ounce produced, net of by-product credits.
  First half production was 9.9 million silver ounces.
  Realized price of silver from concentrate sales averaged $20.82 per ounce.
  Cash and equivalents at quarter-end were $51.5 million.

Mine Production
Production at the Escobal mine continued to ramp-up through the quarter, achieving the 3500 tonne per day (tpd) target. Mill throughput averaged 3,419 tpd in the second quarter, reaching an average throughput of 3,709 tpd in June and 3,788 tpd in July. In the first half of 2014, 584,784 tonnes of feed were processed through the mill.

Tahoe President and Chief Operating Officer Ron Clayton reiterated the Company’s 2014 production guidance, “The silver grade we have fed the mill so far this year is essentially the grade we predicted in our budget, and mining has advanced according to plan. We are well positioned to achieve our goal of producing between 18 and 21 million ounces of silver in concentrate at a total cash cost of between $5.65 and $6.25 per ounce and an all-in sustaining cost of less than $10.00 per ounce, both net of byproduct credits.”

With only a small percentage of the deposit mined, preliminary reconciliation indicates silver grade and silver ounces mined to date are approximately one percent greater than predicted by the 2012 Escobal resource model. Silver recoveries to concentrates have met expectations at 86.5% year-to-date and 88.1% during the second quarter.

2014 Feasibility Study
The 4500 tpd feasibility study to establish Escobal’s Proven and Probable reserves is expected to be completed and released by the fourth quarter. Paste plant modifications, underground development and the addition of a fourth tailing filter are all in process.

Debt Repayment
Pursuant to the original agreement with its lender, the Company has opted to extend the term of the original $50 million note to June 3, 2015. The $25 million drawn in January 2014 is scheduled for repayment on September 3, 2014.

Corporate Social Responsibility
On April 30, 2014, Tahoe’s operating subsidiary Minera San Rafael (MSR) signed a donation agreement to support the Guatemalan government’s Pacto Hambre Cero (Zero Hunger Pact) program. MSR’s $2.3 million donation will be used primarily for family nutrition and home management training initiatives, including strategies to prevent chronic childhood malnutrition. FUNDAZUCAR, a well-established non-profit foundation in Guatemala, is administering the program, which is expected to benefit over 92,000 women and their families.

Mr. Clayton said, “Our donation to Pacto Hambre Cero is just one example of the many social programs we support in Guatemala that benefit our employees, neighbors and communities in and around the mine area, and all of Guatemala.”

With the successful and profitable startup of Escobal, MSR is a significant contributor to Guatemala’s gross domestic product and one of its largest tax payers. In addition to mining royalties and taxes paid to the Guatemalan central government, MSR’s voluntary royalties from Escobal have notably impacted local and regional communities.

Further details of the many community programs administered in Guatemala by MSR are available on our Corporate Social Responsibility blog at www.tahoecsr.com or at the Tahoe Resources website at www.tahoeresourcesinc.com/social-responsibility.

Concurrent reclamation of the dry stack tailings facility at Escobal is now in full operation. Tailings are filtered to remove moisture, placed in the dry stack tailings facility and compacted to insure permanent stability. This process eliminates a water impoundment behind a dam, as seen in traditional storage facilities, which allows the facility to be reclaimed simultaneously with production over the life of the mine and mitigates environmental impacts at the earliest possible point in the mine life.

Conference Call
Tahoe’s senior management will host a conference call to discuss the second quarter results on Wednesday, August 13, 2014, at 7:00 a.m. P.D.T. To join the call, please dial 1-800-319-4610 (toll free from Canada and the U.S.) or 604-638-5340 (from outside Canada and the U.S.). A slide deck to accompany the call is available at www.tahoeresourcesinc.com/earnings, and a recording of the call will be available later that day at the same site.

Complete financial results, the Company’s management discussion and analysis, and other filings will be filed on SEDAR (www.sedar.com) and the Company’s website (www.tahoeresourcesinc.com).

About Tahoe Resources Inc.
Tahoe’s strategy is to responsibly operate the Escobal mine to world standards, to pay significant shareholder dividends and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

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Qualified Person Statement
This news release has been approved by Charles Muerhoff, Tahoe’s Vice President Technical services and Qualified Person as defined by National Instrument 43-101.

Cautionary Notes
Investors are cautioned that the Preliminary Economic Assessment (PEA) is considered preliminary in nature and includes mineral resources, including inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves have not yet demonstrated economic viability. Due to the uncertainty that may be attached to mineral resources, it cannot be assumed that all or any part of a mineral resource will be upgraded to mineral reserves. Therefore, there is no certainty that the results concluded in the PEA will be realized.

The Company has not based its production decision on a feasibility study of mineral reserves demonstrating economic and technical viability, and as a result, there may be an increased uncertainty of achieving any particular level of recovery of minerals or the cost of such recovery, including increased risks associated with developing a commercially mineable deposit. The Company has included certain non-Generally Accepted Accounting Principles (GAAP) financial measures throughout this document. “Total Production Cost” and “Total Cash Cost” were divided by the number of silver ounces contained in concentrate to calculate per ounce figures. These measures are not defined under International Financial Reporting Standards (IFRS) and should not be considered in isolation. The Company’s primary business is silver production with other metals (gold, lead and zinc) produced simultaneously in the mining process. The value of these metals represents a low percentage of the Company’s revenue and is considered by-product. When deriving the production costs associated with an ounce of silver, the Company deducts by-product credits from gold, lead and zinc sales, which are incidental to producing silver. The Company believes these measures will provide investors and analysts with useful information about the Company’s underlying cash costs of operations, the impact of by-product credits on the Company’s cost structure and its ability to generate cash flow, as well as a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures.

The Company reports total production costs and total cash costs on a silver ounces produced basis. The Company follows the recommendation of the Silver Institute, a nonprofit international association with membership from across the breadth of the silver industry. The Institute serves as the industry’s voice in increasing public understanding of the many uses and values of silver. The production cost standard is the generally accepted standard of reporting cash costs of production by precious metal mining companies.

The Company has also adopted the reporting of all-in sustaining costs per silver ounce as a non-GAAP measure of a silver mining company’s operating performance and the ability to generate cash flow from operations. This measure has no standardized meaning, and the Company has utilized an adapted version of the guidance released by the World Gold Council. The World Gold Council is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements.

All-in sustaining costs include total production cash costs incurred at the Company’s mining operation, sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs, and reclamation and closure accretion. The Company believes that this non-GAAP measure represents the total costs of producing silver from its operation and provides additional information of the Company’s operational performance and ability to generate cash flows to support future capital investments and sustain future production.

These non-GAAP financial measures may be calculated differently by other companies as a result of the underlying accounting principles and policies applied. Operating cash flow is an additional GAAP measure.

Forward-Looking Statements
This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). In particular, this news release describes potential future events related to (i) estimated production during 2014 of between 18 to 21 million ounces of silver contained in metals concentrates; (ii) the scope and timing of the proposed feasibility study; (iii) the expected timing for completion of the paste plant modifications; (iv) expected total cash cost, total production costs and all-in sustaining cost figures for 2014; and (v) Tahoe’s strategy to operate the Escobal mine to world standards, pay dividends and develop precious metals assets in the Americas. Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to implement operational improvements at the Escobal mine, Tahoe’s ability to carry on exploration and development activities, the timely receipt of required approvals, the price of silver and other metals, costs of development and production, Tahoe’s ability to operate in a safe and effective manner, and its ability to obtain financing on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond the Company’s control. These include, but are not necessarily limited to, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, civil unrest, the timing and possible outcome of pending litigation, cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe’s business, investors should review Tahoe’s current Annual Information Form available at www.sedar.com.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807